UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 DAOU SYSTEMS, INC.
                                ------------------
                                 (Name of Issuer)


                       COMMON STOCK, $.001 PAR VALUE PER SHARE
                       ---------------------------------------
                            (Title of Class of Securities)


                                      237015102
                                ---------------------
                                    (CUSIP Number)


                                   Bruce F. Wesson
                                Senior Managing Member
                                   Claudius, L.L.C.
                             610 Fifth Avenue, 5th Floor
                                 New York, NY  10020
                                     (212) 218-4990
           --------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   JULY 26, 1999
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).


                                                         Page 1 of 19 Pages

                                       SCHEDULE 13D

           CUSIP NO.   237015102                PAGE  2  OF  19  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Galen Partners III, L.P.
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                      (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]
           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    1,993,234 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    1,993,234
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,993,234
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       10.0%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       PN
           -------------------------------------------------------------------

                                     SCHEDULE 13D


           CUSIP NO.   237015102                PAGE  3  OF  19  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Galen Partners International III, L.P.
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    180,422 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    180,422
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       180,422
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.9%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       PN
           -------------------------------------------------------------------

                                     SCHEDULE 13D


           CUSIP NO.   237015102                PAGE  4  OF  19  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Galen Employee Fund III, L.P.
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    8,162 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    8,162
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       8,162
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.1%
            ------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       PN
           -------------------------------------------------------------------

                                     SCHEDULE 13D


           CUSIP NO.   237015102                PAGE  5  OF  19  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  William R. Grant
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    0
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    0
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
            ------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       0
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
           -------------------------------------------------------------------

                                     SCHEDULE 13D

           CUSIP NO.   237015102                PAGE  6  OF  19  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Bruce F. Wesson
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    22,389 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    22,389
            REPORTING    -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       22,389
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.1%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
           -------------------------------------------------------------------

                                     SCHEDULE 13D

           CUSIP NO.   237015102                PAGE  7  OF  19  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  L. John Wilkerson
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    7,010 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    7,010
            REPORTING    -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       7,010
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.1%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
            ------------------------------------------------------------------

                                     SCHEDULE 13D


           CUSIP NO.   237015102                PAGE  8  OF  19  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Srini Conjeevaram
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  India (see Item 2)
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    1,000 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    1,000
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,000
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.1%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
           -------------------------------------------------------------------

                                     SCHEDULE 13D

           CUSIP NO.   237015102                PAGE  9  OF  19  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  David Jahns
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                   21,045 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                   21,045
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      21,045
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.1%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
           -------------------------------------------------------------------

                                     SCHEDULE 13D

           CUSIP NO.   237015102                PAGE  10  OF  19  PAGES
                     -------------                   ---    ----
           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Zubeen Shroff
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                   2,000 (see Item 5(a))
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                   2,000
             REPORTING   -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,000
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.1%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
           -------------------------------------------------------------------

          ITEM 1.   SECURITY AND ISSUER.

                    This statement covers a total of 2,235,262 fully diluted shares of Common Stock, $.001 par value per share (the "Common Stock"), of Daou Systems, Inc., a Delaware corporation (the "Issuer"). The Reporting Persons (as defined in Item 2 hereof) as of the date hereof hold an aggregate of (i) 32,399 shares of Common Stock (the "Common Shares"), (ii) 2,181,818 shares of Series A Convertible Preferred Stock, $.001 par value per share, of the Issuer (the "Preferred Shares"), which as of the date hereof are convertible into an aggregate of 2,181,818 shares of Common Stock, and (iii) options for the purchase of 21,045 shares of Common Stock (the "Options"), which as of the date hereof may be exercised for an aggregate of 21,045 shares of Common Stock. The Common Shares, Preferred Shares and Options are referred to herein, collectively, as the "Securities".

                    The Company's principal executive offices are located at 5120 Shoreham Place, San Diego, CA 92122.


          ITEM 2.   IDENTITY AND BACKGROUND.

                    This statement is being filed by Galen Partners III, L.P. ("Galen"), Galen Partners International III, L.P. ("Galen Intl"), Galen Employee Fund III, L.P. ("GEF"), each of which is a Delaware limited partnership, William R. Grant ("Grant"), Bruce
          F. Wesson ("Wesson"), L. John Wilkerson ("Wilkerson"), David Jahns ("Jahns"), Srini Conjeevaram ("Conjeevaram") and Zubeen Shroff ("Shroff"), each of whom is a natural person (each, a "Reporting Person" and collectively, the "Reporting Persons"). Each of Galen, Galen Intl and GEF is a private investment fund engaged in the business of making investments in the securities of companies in the health care industry. Grant, Wesson, Wilkerson, Jahns, Conjeevaram and Shroff are all members of Claudius, L.L.C. ("Claudius"), the general partner of each of Galen and Galen Intl. Bruce F. Wesson is the President of Wesson Enterprises, Inc. ("Wesson Enterprises"), which is the general partner of GEF. Mr. Wesson is the sole executive officer, sole director and sole shareholder of Wesson Enterprises. Each of Messrs, Grant, Wesson, Wilkerson, Jahns, Conjeevaram and Shroff are principally engaged in the business conducted by Galen, Galen Intl and GEF and affiliated private investment partnerships. Under the definition of "beneficial owner" in Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Act"), each Reporting Person may be deemed to beneficially own the Securities owned by the other Reporting Persons and therefore may be deemed under Rule 13d-5 promulgated under Act to be a member of a "group" with the other Reporting Persons. The filing of this statement is not intended as, and should not be deemed, an acknowledgement of shared voting or dispositive power by any Reporting Person with respect to any of the Securities held by the other Reporting Persons.

                    Messrs. Grant, Wesson, Wilkerson, Jahns and Shroff are all citizens of the United States of America; Mr. Conjeevaram is a lawful permanent resident of the United States of America and a citizen of India. Claudius and Wesson Enterprises, are referred to herein, collectively, as the "Related Persons".

                    The principal place of business and the principal office of each of the Reporting Persons and Related Persons are at 610 Fifth Avenue, 5th Floor, New York, New York 10020. During the last five years, none of the Reporting Persons or the Related Persons has been (i) convicted in a criminal proceeding, (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    The funds for the acquisition of the Securities were allocated from the working capital or personal funds of the Reporting Persons and were not obtained by means of a loan or other borrowing arrangement.

                    The Common Shares were acquired by certain of the Reporting Persons in open market purchases from time to time, as well as by means of partner distributions made by private investment funds that formerly held Common Shares of the Issuer. Such distributions were made at various times on a pro rata basis and without consideration. The Preferred Shares were acquired by certain of the Reporting Persons from the Issuer in a transaction completed on July 26, 1999 at a purchase price of $5.50 per share for an aggregate amount of $12,000,000 in cash. Each such Reporting Person paid its pro rata share of the acquisition price of the Preferred Shares it received. The Options were granted to a Reporting Person who is a Director of the Issuer at various times under the terms of a stock option plan for the benefit of the Directors of the Issuer.


          ITEM 4.   PURPOSE OF TRANSACTION.

                    Each of the Reporting Persons acquired its Securities as long-term investments. None of the Reporting Persons presently intends to acquire control of the Issuer. However, if any Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, such Reporting Person may acquire additional securities of the Issuer. Similarly, any Reporting Person, subject to applicable law and depending upon market and other factors, may from time to time determine to dispose some or all of the securities.

                    The Reporting Persons have no present intention to engage or cause the Issuer to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this
          Item 4 other than as set forth in the immediately preceding paragraph. However, each Reporting Person reserves the right, either individually or together with other persons, to act in respect of its interest in the Issuer in accordance with its best judgment in light of the circumstances existing at that time.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a) Each Reporting Person owns or has the right to acquire the number of securities shown opposite its name:

          =================================================================
                (1)             (2)              (3)             (4)


                                                                  Number of
                                          Number of               Shares of
                                          Shares of            Common Stock
                                          Common Stock         which may be
                          Number of       into which               acquired
                          Shares of       Owned Preferred       pursuant to
          Reporting       Common Stock    Stock is              exercise of
          Person          Owned           Convertible               Options
          -----------------------------------------------------------------

          Galen                          0       1,993,234                0
          -----------------------------------------------------------------

          Galen Intl                     0         180,422                0
          -----------------------------------------------------------------

          GEF                            0           8,162                0
          -----------------------------------------------------------------

          Wesson                    22,389               0                0
          -----------------------------------------------------------------

          Wilkerson                  7,010               0                0
          -----------------------------------------------------------------

          Jahns                          0               0           21,045
          -----------------------------------------------------------------

          Conjeevaram                1,000               0                0
          -----------------------------------------------------------------

          Shroff                     2,000               0                0
          -----------------------------------------------------------------

             Total                  32,299       2,181,818           21,045
          =================================================================




          ===================================
               (5)               (6)


                                Percentage of
          Total of      Outstanding Shares of
          Columns (2),      Common Stock (see
          (3) and (4)             Note below)
          -----------------------------------

              1,993,234                 10.0%
          -----------------------------------

                180,422                  0.9%
          -----------------------------------

                  8,162                  0.1%
          -----------------------------------

                 22,389                  0.1%
          -----------------------------------

                  7,010                  0.1%
          -----------------------------------

                 21,045                  0.1%
          -----------------------------------

                  1,000                  0.1%
          -----------------------------------

                  2,000                  0.1%
          -----------------------------------

              2,235,262                 11.5%
          ===================================



                    Note: The percentages shown in each row of column (6) were calculated, for each respective row, by (i) adding the totals in the bottom row of columns (3) and (4) to 17,689,728 (the number of shares of Common Stock outstanding as of June 30, 1999, such number having been provided by the Issuer to the Reporting Persons) (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column (5) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

                    (b) Each Reporting Person possesses the sole power to vote and to dispose of its respective Securities.

                    (c)  See Item 3.

                    (d)  None.

                    (e)  Not applicable.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    None.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    1. Joint Filing Agreement and Power of Attorney, dated August 4, 1999, by the Reporting Persons and the Related Persons.

                                      SIGNATURE
                                      ---------



                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


          Date:  August 4, 1999              GALEN PARTNERS III, L.P.
                                             By:  Claudius, L.L.C.



                                             By: /s/ Bruce F. Wesson
                                                --------------------------
                                                   Managing Member



                                             GALEN PARTNERS
                                             INTERNATIONAL III, L.P.
                                             By:  Claudius, L.L.C.



                                             By: /s/ Bruce F. Wesson
                                                --------------------------
                                                   Managing Member



                                             GALEN EMPLOYEE FUND III, L.P.
                                             By:  Wesson Enterprises, Inc.



                                             By: /s/ Bruce F. Wesson
                                                --------------------------
                                                   President




                         [Signatures continued on next page.]

                                             CLAUDIUS, L.L.C.


                                             By: /s/ Bruce F. Wesson
                                                --------------------------
                                                   Managing Member


                                             WESSON ENTERPRISES, INC.


                                             By: /s/ Bruce F. Wesson
                                                --------------------------
                                                   President



                                              /s/ William R. Grant
                                             -----------------------------
                                             WILLIAM R. GRANT



                                              /s/ Bruce F. Wesson
                                             -----------------------------
                                             BRUCE F. WESSON



                                              /s/ L. John Wilkerson
                                             -----------------------------
                                             L. JOHN WILKERSON



                                              /s/ David Jahns
                                             -----------------------------
                                             DAVID JAHNS



                                              /s/ Srini Conjeevaram
                                             -----------------------------
                                             SRINI CONJEEVARAM



                                              /s/ Zubeen Shroff
                                             -----------------------------
                                             ZUBEEN SHROFF

                              EXHIBIT INDEX
                              -------------

         EXHIBIT              DESCRIPTION
         -------              -----------
            1                 Joint Filing Agreement and Power of Attorney